Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
June 8, 2018
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

$551,000 Buffered Accelerated Market Participation Securities^{TM}

Linked to the iShares® MSCI ACWI ETF (the "Reference Asset")

► 1.50x exposure to any positive return of the Reference Asset, subject to a maximum return of 14.00%

► Protection from the first 5% of any losses of the Reference Asset

► Approximately 20 months maturity

► All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities^{TM} (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the securities on the Pricing Date is $969.00 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-2 and "Risk Factors" beginning on page PS-5 of this document for additional information.

	Price to Public	Underwriting Discount⁽¹⁾	Proceeds to Issuer
Per security	$1,000	$15.00	$985.00
Total	$551,000.00	$8,265.00	$542,735.00

⁽¹⁾ HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.67% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.25% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-13 of this pricing supplement

The Securities:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Buffered Accelerated Market Participation Securities



Linked to the iShares® MSCI ACWI ETF

This pricing supplement relates to a single offering of Buffered Accelerated Market Participation Securities. The securities will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than the Buffer Price, lose some or a significant portion (up to 95%) of your principal.**

This pricing supplement relates to an offering of securities linked to the performance of the iShares® MSCI ACWI ETF (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The iShares® MSCI ACWI ETF (Ticker: ACWI) The Reference Asset seeks investment results that generally correspond (before fees and expenses) to the price and yield of the MSCI ACWI Index (the "Underlying Index").
Trade Date:	June 8, 2018
Pricing Date:	June 8, 2018
Original Issue Date:	June 13, 2018
Final Valuation Date:	February 10, 2020, is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	February 13, 2020. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Upside Participation Rate:	150.00% (1.50x)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Final Settlement Value:	***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). ***If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Price***, you will receive $1,000 per $1,000 Principal Amount (zero return). ***If the Reference Return is less than the Buffer Price,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return + 5%)]. Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Price. For example, if the Reference Return is -30%, you will suffer a 25% loss and receive 75% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Price, you will lose some or a significant portion (up to 95%) of your investment.**
Buffer Price:	-5%
Maximum Cap:	14.00%.
Initial Price:	$73.95, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40435FF85 / US40435FF859
Estimated Initial Value:	The Estimated Initial Value of the securities is less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the securities, which was by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any."

GENERAL

This pricing supplement relates to an offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
    (b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Price, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

    $1,000 + [$1,000 × (Reference Return + 5%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Price. For example, if the Reference Return is -30%, you will suffer a 25% loss and receive 75% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than the Buffer Price, you will lose some or a significant portion (up to 95%) of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

iShares, Inc. is the reference issuer.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the price of the Reference Asset will increase over the term of the securities.

▶ You are willing to invest in the securities based on the Maximum Cap of 14.00%, which may limit your return at maturity.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Price of -5%.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or the stocks held by the Reference Asset.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to invest in the securities based on the Maximum Cap of 14.00%, which may limit your return at maturity.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Price of -5%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid to the holders of the Reference Asset or the stocks held by the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the Reference Asset or any of the stocks comprising the Underlying Index. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying, prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▸ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Price from the Initial Price beyond the Buffer Price of -5%. Accordingly, if the Reference Return is less than the Buffer Price of -5%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose some or a significant portion (up to 95%) of your investment at maturity if the Reference Return is less than the Buffer Price.

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the price of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap of 14.00%. You will not receive a return on the securities greater than the Maximum Cap.

The amount payable on the securities is not linked to the price of the Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Owning the securities is not the same as owning the Reference Asset or the stocks included in the Underlying Index.

The return on your securities may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the Underlying Index. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the Reference Asset or the stocks included in the Underlying Index.

Changes that affect the Reference Asset or the Underlying Index may affect the price of the Reference Asset and the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer or MSCI Inc. (the "Index Sponsor"), the index sponsor of the Underlying Index, concerning additions, deletions and substitutions of the constituents comprising the Reference Asset or the Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the Reference Asset or the Underlying Index may affect the price of the Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the Reference Asset or the Underlying Index, as applicable, could also affect the price of the Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset or the Underlying Index, as applicable. Any such actions could affect the price of the Reference Asset and the value of the securities.

The performance and market value of the Reference Asset during periods of market volatility may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the securities in the secondary market and/or reduce your payment at maturity.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 4 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.

The value of the Reference Asset depends, in part, upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the securities.

The securities will not be adjusted for changes in exchange rates.

Although the equity securities that are held by the Reference Asset are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the Reference Asset, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

Risks associated with emerging markets.

An investment linked to the Reference Asset involves risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the actual Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Price: $60.00

▶ Upside Participation Rate: 150.00%

▶ Maximum Cap: 14.00%

▶ Buffer Price: -5%

The actual Initial Price is set forth on page PS-2.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
$120.00	100.000%	$1,140.00	14.00%
$108.00	80.000%	$1,140.00	14.00%
$96.00	60.000%	$1,140.00	14.00%
$84.00	40.000%	$1,140.00	14.00%
$78.00	30.000%	$1,140.00	14.00%
$72.00	20.000%	$1,140.00	14.00%
$69.00	15.000%	$1,140.00	14.00%
$65.60	9.333%	$1,140.00	14.00%
$64.80	8.000%	$1,120.00	12.00%
$63.00	5.000%	$1,075.00	7.50%
$61.20	2.000%	$1,030.00	3.00%
$60.60	1.000%	$1,015.00	1.50%
$60.00	**0.000%**	**$1,000.00**	**0.00%**
$59.40	-1.000%	$1,000.00	0.00%
$58.80	-2.000%	$1,000.00	0.00%
$57.00	-5.000%	$1,000.00	0.00%
$54.00	-10.000%	$950.00	-5.00%
$48.00	-20.000%	$850.00	-15.00%
$42.00	-30.000%	$750.00	-25.00%
$36.00	-40.000%	$650.00	-35.00%
$30.00	-50.000%	$350.00	-45.00%
$12.00	-80.000%	$250.00	-75.00%
$0.00	-100.000%	$50.00	-95.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The price of the Reference Asset increases from the Initial Price of $60.00 to a Final Price of $63.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,075.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,075.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% ×150.00%)

= $1,075.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the Upside Participation Rate when the Reference Asset appreciates and such Reference Return multiplied by the Upside Participation Rate does <u>not</u> exceed the Maximum Cap.

Example 2: The price of the Reference Asset increases from the Initial Price of $60.00 to a Final Price of $72.00.

Reference Return:	20.00%
Final Settlement Value:	**$1,140.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,140.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 14.00%)

= $1,140.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate exceeds the Maximum Cap.

Example 3: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $57.00.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Price of -5%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 4: The price of the Reference Asset decreases from the Initial Price of $60.00 to a Final Price of $36.00

Reference Return:	-40.00%
Final Settlement Value:	**$650.00**

Because the Reference Return is less than the Buffer Price of -10%, the Final Settlement Value would be $700.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 5%)]

= $1,000 + [$1,000 × (-40.00% + 5%)]

= $650.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset beyond the Buffer Price of -5%. **You will lose some or a significant portion (up to 95%) of your investment**.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the ACWI

The iShares® MSCI ACWI ETF (the "Reference Asset") is an investment portfolio maintained and managed by iShares, Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset. The shares of the Reference Asset are listed and trade on the NYSE Arca under the ticker symbol "ACWI." The returns of the Reference Asset may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI Index (the "Underlying Index"). The Underlying Index was developed by MSCI Inc. ("MSCI") to represent the performance of equity securities in selected developed markets and emerging markets countries.

The Reference Asset uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the Underlying Index. The Reference Asset will at all times invest at least 90% of its assets in the securities of the Underlying Index and depositary receipts representing securities of the Underlying Index, and may invest the remainder of its assets in securities not included in the Underlying Index, but which BFA believes will help the Reference Asset track the Underlying Index. The Reference Asset also may invest its assets in futures contracts, options on futures contracts, options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates

Representative Sampling

The Reference Asset pursues a representative sampling strategy in attempting to track the performance of the Underlying Index, and generally does not hold all of the equity securities held by the Underlying Index. The Reference Asset invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Reference Asset is an actual investment portfolio. The performance of the Reference Asset and the Underlying Index may vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Reference Asset, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The Reference Asset will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the Reference Asset will concentrate its investments to approximately the same extent that the Underlying Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the Underlying Index

All information in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. MSCI owns the copyright and all other rights to the Underlying Index. MSCI has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is published by MSCI and is intended to be a free float-adjusted average of the U.S. dollar values of all the equity securities constituting the MSCI indices for the selected countries. The Underlying Index has a base date of May 31, 1990.

The Underlying Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

- semi-annual reviews, which occur each May and November and involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

- quarterly reviews, which occur each February and August and focus on significant changes in the market since the last semi-annual review; and

- ongoing event-related changes, which are generally reflected in the indices at the time of the event and include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM/Reuters at 4:00 p.m., London time. MSCI uses WM/Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM/Reuters rates are not available, or if MSCI determines that the WM/Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from March 28, 2008 through June 8, 2018. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the Reference Asset on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	50.10	49.32	49.32
4/2/2008	6/30/2008	54.72	49.14	49.42
7/1/2008	9/30/2008	49.42	39.83	41.29
10/1/2008	12/31/2008	41.46	26.27	32.45
1/1/2009	3/31/2009	33.40	23.93	28.33
4/1/2009	6/30/2009	36.27	28.33	34.50
7/1/2009	9/30/2009	41.38	33.10	40.83
10/1/2009	12/31/2009	43.00	39.37	42.29
1/1/2010	3/31/2010	43.85	39.19	43.51
4/1/2010	6/30/2010	45.29	37.60	37.60
7/1/2010	9/30/2010	43.32	37.60	43.21
10/1/2010	12/31/2010	46.71	43.16	46.71
1/1/2011	3/31/2011	49.24	45.34	48.30
4/1/2011	6/30/2011	50.69	46.12	48.25
7/1/2011	9/30/2011	49.06	38.84	39.12
10/1/2011	12/30/2011	45.34	38.00	42.17
1/1/2012	3/30/2012	47.65	42.17	47.20
4/1/2012	6/29/2012	47.66	41.27	43.89
7/1/2012	9/28/2012	48.08	42.63	46.69
10/1/2012	12/31/2012	48.33	45.01	48.08
1/1/2013	3/28/2013	51.03	48.08	50.75
4/1/2013	6/28/2013	54.03	49.23	50.00
7/1/2013	9/30/2013	55.17	50.00	53.92
10/1/2013	12/31/2013	57.63	53.25	57.63
1/1/2014	3/31/2014	58.30	53.78	58.14
4/1/2014	6/30/2014	61.20	57.04	60.26
7/1/2014	9/30/2014	61.15	58.41	58.90
10/1/2014	12/31/2014	60.80	55.53	58.50
1/1/2015	3/31/2015	61.18	56.62	60.02
4/1/2015	6/30/2015	62.99	59.35	59.45
7/1/2015	9/30/2015	60.83	52.83	53.94
10/1/2015	12/31/2015	58.91	53.94	55.82
1/1/2016	3/31/2016	56.33	49.52	56.06
4/1/2016	6/30/2016	58.14	53.29	56.23
7/1/2016	9/30/2016	59.63	55.61	59.10
10/1/2016	12/30/2016	60.60	56.74	59.17
1/1/2017	3/31/2017	63.54	59.17	63.26
4/1/2017	6/30/2017	66.66	62.59	65.49
7/1/2017	9/29/2017	68.87	65.09	68.82
10/1/2017	12/29/2017	72.63	68.82	72.09
1/1/2018	3/29/2018	77.54	69.83	71.70
4/1/2018	6/8/2018*	74.13	70.26	73.95

* This document includes, for the second calendar quarter of 2018, data for the period from April 1, 2018 through June 8, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2018.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this pricing supplement HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% and referral fees of up to 0.67% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 2.25% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Delivery of the securities will be made against payment for the securities on the Original Issue Date set forth on the inside cover of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Reference Asset (the "Underlying Shares"). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term

capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the Reference Asset will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the Reference Asset or any of the entities whose stock is owned by the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset or the entities whose stock is owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE SECURITIES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

TABLE OF CONTENTS

Pricing Supplement

General	PS-3
Payment at Maturity	PS-3
Investor Suitability	PS-4
Risk Factors	PS-5
Illustrative Examples	PS-8
Information Relating to the Reference Asset	PS-10
Events of Default and Acceleration	PS-13
Supplemental Plan of Distribution (Conflicts of Interest)	PS-13
U.S. Federal Income Tax Considerations	PS-13
Validity of the Securities	PS-14

ETF Underlying Supplement

Risk Factors	S-1
Reference Sponsors and Index Funds	S-7
The Energy Select Sector SPDR® Fund	S-8
The Financial Select Sector SPDR® Fund	S-10
The Health Care Select Sector SPDR® Fund	S-12
The iShares® China Large-Cap ETF	S-14
The iShares® Latin America 40 ETF	S-17
The iShares® MSCI Brazil Capped ETF	S-19
The iShares® MSCI EAFE ETF	S-21
The iShares® MSCI Emerging Markets ETF	S-23
The iShares® MSCI Mexico Capped ETF	S-25
The iShares® Transportation Average ETF	S-27
The iShares® U.S. Real Estate ETF	S-28
The Market Vectors® Gold Miners ETF	S-29
The PowerShares QQQ Trust℠, Series 1	S-31
The SPDR® Dow Jones Industrial Average℠ ETF Trust	S-34
The SPDR® S&P 500® ETF Trust	S-36
The Vanguard® FTSE Emerging Markets ETF	S-39
The WisdomTree® Japan Hedged Equity Fund	S-42
Additional Terms of the Notes	S-44

Prospectus Supplement

Risk Factors	S-1
Pricing Supplement	S-10
Description of Notes	S-12
Use of Proceeds and Hedging	S-36
Certain ERISA Considerations	S-37
U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution (Conflicts of Interest)	S-61

Prospectus

About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	7
Use of Proceeds	8
Description of Debt Securities	9
Description of Preferred Stock	20
Description of Warrants	25
Description of Purchase Contracts	30
Description of Units	33
Book-Entry Procedures	36
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	41
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58

HSBC USA Inc.

$551,000 Buffered Accelerated Market Participation Securities Linked to the iShares® MSCI ACWI ETF

June 8, 2018

Pricing Supplement